News Release 06-46	December 5th , 2006

FRONTEER’S AURORA EXTENDS THE DEPTH OF JACQUES LAKE URANIUM DEPOSIT TO 235 METRES

Fronteer Development Group Inc. ("Fronteer")(FRG-TSX/AMEX) announces that Aurora Energy Resources Inc. ("Aurora") (AXU-Toronto Stock Exchange), in which Fronteer holds a 47.2% interest, has announced that new drill holes from the Jacques Lake deposit (“Jacques Lake”) in coastal Labrador have further expanded the size of the deposit.

Results from drill holes JL-06-43 and JL-06-45 are highly significant as they now firmly establish that uranium mineralization extends from surface to a depth of 235 metres in the central part of the deposit. Mineralization remains open at depth for further expansion.

“Aurora has delivered on one of its key 2006 objectives,” says Dr. Mark O’Dea, Aurora President and CEO. “We’ve advanced Jacques Lake from a conceptual target to a growing uranium resource. Our findings suggest that this is just the beginning of a strategically significant uranium district.”

Highlights are as follows:

1.	JL-06-43 intersected 0.11% U3 O8 over 29.00 metres, including 0.30% U3 O8 over 3.42 metres.

2.	JL-06-45 intersected two parallel zones of mineralization:

0.13% U3O8 over 27.50 metres; including 0.25% U3O8 over 5.35 metres, and

0.12% U3 O8 over 10.0 metres.

To date, mineralization at Jacques Lake has been intersected intermittently over a strike length of approximately 600 metres. The best results, thus far, define a thick, central, high grade zone that is similar in size, shape and grade to Michelin, located 30 kilometres to the southwest. This high grade zone currently has been defined to a depth of 235 metres, with an average true thickness of 20 metres and remains open for expansion. For comparison purposes, mineralization at Michelin has been intersected to depths of 750 metres and it too remains open for expansion. The stated widths are between 70% and 90% of true widths For a current long section of Jacques Lake please visit http://www.aurora-energy.ca/files/AN06-26JLlongsection_web.jpg

Hole ID	From (m)	To (m)	Interval (m)	%U3 O8
JL-06-43	9.58	39.00	29.42	0.11
including	9.58	13.00	3.42	0.30
and incl.	19.00	25.18	6.18	0.16
and incl.	30.30	39.00	8.70	0.12
JL-06-45	278.50	306.00	27.50	0.13
including	278.50	283.00	4.50	0.16
and incl.	287.80	293.50	5.35	0.25
and	347.00	357.00	10.00	0.12

Four exploration holes were drilled to test other discrete targets along the five kilometre long Jacques Lake uranium anomaly; however, no significant values were returned. Additional drill results from Jacques Lake are pending.

About Fronteer
Fronteer is a rapidly evolving company committed to building long term value through ongoing discoveries, and strategic acquisitions. Fronteer currently has 10 drill rigs operating in Turkey on four gold projects, one drill rig operating in Mexico on two gold-silver projects. Fronteer also has a prominent foothold in an emerging uranium-copper-gold district in the northern Yukon where it has just completed an extensive exploration program. Fronteer holds a 47.2% interest in Aurora Energy Resources (AXU-TSX). Fronteer has a strong balance sheet with approximately CDN$41 million in cash and marketable securities

For further information on Aurora please contact:

Dr. Mark O'Dea, President & CEO
Dr. Rick Valenta, Chief Geoscientist

(PH) 604-632-4677 or Toll Free 1-877-632-4677

Ian Cunningham-Dunlop, P.Eng, Vice President, Exploration for Aurora, is the designated Qualified Person for Aurora on the Central Lbrador Uranium Project. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to the price of uranium; the timing and amount of estimated future resources and resource conversion rates; the timing and level of exploration activities, including drilling activities; and the potential for further equity dilution involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, future technical and country risks and mineability of the deposits, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, economic and political stability in Canada, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled"Risk Factors" in Fronteer's recent Form 20- F and Annual Information Form on file with the United Sates Securities and Exchange Commission in Washington, D.C. and the Canadian Securities Commissions. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factor that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.